WILSON BANK HOLDING COMPANY
623 West Main Street
Lebanon, Tennessee 37087
September 23, 2005
VIA EDGAR
Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010
Dear Ms. Shah:
     This letter is in response to your comment letter dated September 2, 2005 with respect to the following documents filed by Wilson Bank Holding Company (the “Company”):
     Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005
     Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed April 29, 2005
     Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005
     File No. 0-20402
     We would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the concerns of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have prepared these responses with the assistance of our counsel and the proposed responses have been reviewed by the members of our audit committee and our independent registered public accounting firm, Maggart & Associates, P.C. (“Maggart & Associates”).
     In accordance with your letter dated September 2, 2005, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K/A for the Fiscal Year ended December 31, 2004
Item 9A. Controls and Procedures, page 4
     Evaluation of Disclosure Controls and Procedures, page 4
1.	We note that you have identified a material weakness as of December 31, 2004 and concluded that your internal control over financial report was not effective. Please tell us how you were able to conclude that disclosure controls and procedures were effective in accordance with Item 307 of Regulation S-K in your Form 10-K for the fiscal year ended December 31, 2004 and your Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 in light of the material weakness identified and that no changes in your internal control over financial reporting occurred during the fiscal quarters ended March 31, 2005 and June 30, 2005.

Response: The material weakness identified in the Company’s Form 10-K/A for the fiscal year ended December 31, 2004 (the “Form 10-K/A”) related to the mechanical process by which the initial draft of the Company’s audited consolidated financial statements (the “audited financial statements”) and related footnotes are prepared and not to the recording, review, generation or preparation of the Company’s financial and accounting source data. The conclusion that there was a material weakness in the Company’s internal control over financial reporting was based on guidance by the Public Company Accounting Oversight Board’s Staff Questions and Answers (PCAOB Q&A) Q7 and A7. Specifically, the Company concluded that the level of reliance being placed on Maggart & Associates to help identify potential footnote disclosures resulted in a material weakness as outlined in PCAOB Q&A A7. Unfortunately due to the evolving nature of the standards and guidance, the Company was unable to implement procedures to remedy this material weakness and at the same time meet the accelerated reporting deadline for its Annual Report on Form 10-K for the fiscal year ended December 31, 2004. As described below in response to Question 3, the material weakness does not relate to the Company’s quarterly reports and the Company intends to implement a process during the preparation of the Company’s audited financial statements for the fiscal year ending December 31, 2005 that it believes will eliminate this material weakness.

As defined in Rule 13a-15(e) “disclosure controls and procedures” are those “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in reports that it files or submits under the [Securities Exchange] Act [of 1934] is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” The material weakness identified in the Company’s Form 10-K/A related to the process by which the audited financial statements were prepared and not to the process by which the Company’s annual and quarterly reports were prepared or the process by which information was recorded, processed, summarized and reported for inclusion in these reports.

Note that these reports were filed in a timely manner and the Company’s chief executive officer and chief financial officer concluded that these reports fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934.

When evaluating the effectiveness of the disclosure controls and procedures for the Company, the Company believes it is important to consider that the Company was a bank holding company, the principal subsidiary of which, was Wilson Bank & Trust, a state bank (the “Bank”) with its operations principally centered in Wilson County, Tennessee. The Bank accounted for approximately 80% of the total assets of the Company and 90% of the net income of the Company at and for the fiscal year ended December 31, 2004. During the fiscal year ended December 31, 2004, the Company also owned a 50% interest in two other banks with operations primarily located in counties adjacent to Wilson County, Tennessee, which have been subsequently merged into the Bank. The chief executive officer of the Company also served as the chief executive officer of the Bank and the two 50% owned bank subsidiaries during 2004 and continues to serve as the chief executive officer of the Bank. The Company’s chief executive officer serves on all standing committees of the Company’s and the Bank’s boards of directors, except the audit and personnel committees, including the finance committee of the Bank’s board of directors, which serves as the credit review board of the Bank. This committee reviews loan applications meeting certain criteria and approves those found creditworthy. In addition, this committee reviews all loans that are funded.

In preparing the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q, the Company’s principal executive and principal financial officer, the chief executive and chief financial officer, respectively, engaged in discussions with other members of the Company’s senior management and other employees of the Company with responsibility for information required to be included in these reports to the extent, and in time, to allow for the inclusion of any required information in the Company’s annual and quarterly reports. As a result of these discussions, the fairly limited size and scope of the Company’s operations described above and the significant involvement of the principal executive officer in the day to day management activities of the Company and the Bank as well as his service on the loan review committee of the Bank’s board of directors, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective at December 31, 2004, March 31, 2005 and June 30, 2005.

In Release No. 33-8238; 34-47986; IC-26068 (Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports) (the “404 Release”) the Commission acknowledged that many commenters were confused between a company’s disclosure controls and procedures and a company’s internal control over financial reporting and that “while there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.” In the 404 Release, the Commission also stated that “[i]n particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles” but that a Company may conclude that certain components of the Company’s internal control over financial reporting are not part of its disclosure controls and procedures.

The Company believes that the component of its internal control over financial reporting generating the identified material weakness — the process by which the audited financial statements and related footnotes were prepared — was not part of its disclosure controls and procedures, did not impact whether transactions were recorded as necessary to permit preparation of the Company’s financial statements in accordance with generally accepted accounting principles and that as such, its disclosure controls and procedures were effective at December 31, 2004.

The process by which the initial draft of the Company’s audited financial statements was prepared and the related material weakness is not the same process by which the Company’s quarterly consolidated financial statements for the quarters ended March 31, 2005 and June 30, 2005 were prepared. Those financial statements and related footnotes were prepared entirely by the Company’s personnel and subsequently reviewed by Maggart & Associates. For that reason, as well as those described above, the Company believes that its disclosure controls and procedures were effective at March 31, 2005 and June 30, 2005.
Form 10-K/A for the Fiscal Year ended December 31, 2004
Item 9A. Controls and Procedures, page 4
     Report of Management on Internal Control Over Financial Reporting, page 4
2.	In your disclosure, you state, “The chief financial officer accumulates financial information and electronic files which are provided to the Company’s registered public accounting firm. The accounting firm assembles an initial draft of the financial statements and related notes which management of the Company thereafter reviews and revises as appropriate. The lack of controls could result in incomplete or inaccurate disclosures in the financial statements.” Based on these statements, it is unclear how your Audit Committee determined that your independent registered public accounting firm, Maggart & Associates, P.C., complied with the SEC’s auditor independence rules. Please provide us with a detailed explanation as to why your Audit Committee believes Maggart & Associates, P.C. is independent. Please refer to Section II.B.1 of Rule 33-8183 for guidance.

Response: The Company was solely responsible for the generation of the financial information and the electronic files that were used in preparing the preliminary draft of the Company’s audited financial statements for the fiscal year ended December 31, 2004. The Company also prepared all general ledgers, account reconciliations, regulatory call reports (including detailed financial data schedules and balance sheets and income statements) and computer printouts or schedules used in drafting these financial statements and related footnotes. The Company prepared the adjustments necessary to adjust the accounts. Minor audit adjustments related to depreciation and income taxes were approved by the Company and posted by it to the general ledger. Maggart & Associates made no entries to the Company’s records and the Company was solely responsible for authorizing, approving and recording all transactions to its books and records. Once Maggart & Associates’ report department input the necessary financial data into the financial statement format which was established by management when preparing the Company’s quarterly reports on Form 10-Q, these financial statements were reviewed by members of the Company’s management and compared to the Company’s source financial information and to the annual regulatory reports prepared exclusively by the Company. Following review by the Company’s audit committee and board of directors, including any discussions between these groups and Maggart & Associates, the Company coordinated the printing of the annual report with the assistance of its attorneys. Edgar filings for the Annual Report on Form 10-K were prepared with the assistance of the Company’s attorneys and reviewed by Maggart & Associates prior to filing.

In respect to the independence of Maggart & Associates, the Company believes that the procedures followed in connection with drafting of the audited financial statements fall within AICPA Professional Standards Ethics Interpretation No. 101-3 guidelines of permissible nonattest services in which “independence would not be impaired.”

Further, in respect to the independence of Maggart & Associates under the Commission’s auditor independence rules, particularly Final Rule 33-8183 (Strengthening the Commission’s Requirements Regarding Auditor Independence) (“Rule 33-8183”), the Company offers the following response. The Commission noted in its release for Rule 33-8183 (the “Rule 33-8183 Release”) that its “principles of independence with respect to services provided by auditors are largely predicated on three basic principles, violations of which would impair the auditor’s independence: (1) an auditor cannot function in the role of management, (2) an auditor cannot audit his or her own work, and (3) an auditor cannot serve in an advocacy role for his or her client. The Rule 33-8183 Release also identified nine categories of non-audit services that are prohibited from being provided by an issuer’s auditor and provides that any permissible non-audit services can by provided by the auditor only if approved in advance by an issuer’s audit committee.

Taking these nine specific categories first, the Company does not believe that Maggart & Associates has performed any of these services for the Company. Specifically, the Company does not believe that the preparation of an initial draft of the audited financial statements from financial source data generated by the Company constitutes a prohibited non-audit service, including bookkeeping or other services related to accounting records or financial statements.

As stated in the Rule 33-8183 Release, the rules regarding the provision of prohibited bookkeeping or other services focus on the provision of services involving (1) maintaining or preparing the audit client’s audit records, (2) preparing financial statements that are filed with the Commission or the information that forms the basis of financial statements filed with the Commission, or (3) originating source data underlying the audit client’s financial statements. The Company does not believe that the services provided by Maggart & Associates constitute bookkeeping within the understood definition as Maggart & Associates is not maintaining or preparing the Company’s audit records or originating source data underlying the Company’s audited financial statements. Nor does the Company believe that the process of generating an initial draft of the audited financial statements from the Company generated source data constitutes the preparation of financial statements that are filed with the Commission. Further, the Company believes that the illustrations in the AICPA Professional Standards Ethics Interpretation No. 101-3 (in particular the second illustration under “Specific Examples of Nonattest Services—Impact on Independence of Certain Nonattest Services”) clearly set forth that the services provided by Maggart & Associates in preparing the initial draft of the audited financial statements would not impair Maggart & Associates’ independence under these standards.

With respect to the three basic principles of auditor independence identified in the Rule 33-8183 Release, the Company does not believe that the provision of these limited services results in Maggart & Associates (1) functioning in the role of management; (2)

auditing its own work; or (3) serving in an advocacy role for the Company. Again, the Company wishes to make it clear that Maggart & Associates makes no management decisions with respect to the Company’s audited financial statements, nor does the firm authorize, approve or record any transactions. All information included in these financial statements, and related footnotes, was generated by management prior to such information being provided to Maggart & Associates. Upon receipt of this Company-generated information, Maggart & Associates applied its audit procedures to this information when preparing the initial draft of the audited financial statements. Finally, Maggart & Associates has not been engaged by the Company at any time to provide advocacy services.
In accordance with the terms of the Audit Committee Charter, the Company’s audit committee is charged with, among other things, reviewing, at least annually the independence of the Company’s independent registered public accounting firm. In doing so, the audit committee receives, at least annually, a formal written statement from Maggart & Associates delineating all relationships between the firm and the Company, consistent with Independence Standards Board Standard 1. Members of the audit committee also actively engage in a dialogue with the representatives of Maggart & Associates with respect to any disclosed relationships or services that, in the view of the audit committee, may impact the objectivity and independence of Maggart & Associates. For the fiscal year ended December 31, 2004, the audit committee received a letter from Maggart & Associates indicating that Maggart & Associates was not aware of “any relationships between it and the Company that, in its professional judgment, may reasonably be thought to bear on Maggart & Associates’ independence that occurred during 2004 and through January 7, 2005,” the date of this correspondence. Maggart & Associates also confirmed in this letter that it was “an independent accountant with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.” The audit committee was aware of the process by which the audited financial statements were prepared but did not believe that those services constituted prohibited non-audit services.

Given that the audit committee did not believe that Maggart & Associates had provided the Company with any prohibited non-audit services and that Maggart & Associates represented to the Company’s audit committee that it was independent within the Commission’s rules on auditor independence, the Company’s audit committee concluded that Maggart & Associates was independent. The Company believes that it was reasonable for the audit committee to conclude, based on all the information available to it at the time, including the representations of Maggart & Associates, that Maggart & Associates was independent.
Form 10-Q for the Fiscal Quarter ended June 30, 2005
Item 4. Controls and Procedures, page 25
3.	We note that in your controls and procedures disclosures for your Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005, you did not have any changes to your internal control over financial reporting, even though you reported that you had a material weakness as of December 31, 2004. Please tell us how you intend to correct this material weakness, including when you expect to make such changes to your internal control over financial reporting to correct the material weakness. Refer to Item 308(c) of Regulation S-K for guidance.

Response: As described above, the material weakness identified in the Company’s Form 10-K/A related only to the mechanical process by which the Company’s audited financial statements and related footnotes were prepared and not the manner in which the quarterly financial statements and related footnotes were prepared. Those financial statements and related footnotes are prepared by the Company’s personnel and then subsequently provided to Maggart & Associates for their review and comment. The Company intends to correct the material weakness by having the Company’s personnel prepare the initial drafts of the annual, audited consolidated financial statements for the fiscal year ending December 31, 2005 and for each subsequent fiscal year. Because this change will not be effected until the preparation of the annual, audited consolidated financial statements for the fiscal year ending December 31, 2005 during the first quarter of 2006, the Company intended to include any disclosure with respect to changes in its internal control over financial reporting related to this matter in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 444-2265 or by facsimile at (615) 443-7117, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.

Sincerely,
/s/ J. Randall Clemons

J. Randall Clemons President and Chief Executive Officer

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